July 2, 2013

Robert F. Telewicz, Jr.

Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Interactive Inc.

Form 10-K for Fiscal Year Ended June 30, 2012 (filed September 25, 2012)

File No. 0-27577

Dear Mr. Telewicz:

Thank you for the opportunity to speak with both you and Mr. Rakip for purposes of following up with regard to Harris Interactive Inc.’s (the “Company”) letter to the Staff of May 30, 2013, which was in response to the Staff’s letter of May 15, 2013.

After further consideration, the Company has concluded that both Adjusted EBITDA and Adjusted EBITDA after the effect of restructuring and other charges are principally key performance indicators used to assist management in measuring the Company’s operating performance. The Company will refer to them as such in future filings. Accordingly, they will no longer be referred to as liquidity measures.

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The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above responses, please contact me at (585) 214-7751.

Sincerely,

/s/ Eric W. Narowski

Eric W. Narowski
Chief Financial Officer

Cc:	John A. Russell
Pricewaterhouse Coopers